Mail Stop 0306

January 31, 2005



VIA U.S. MAIL AND FAX (508) 281-5341

Mr. Paul A. McPartlin
Chief Financial Officer
Tech/Ops Sevcon, Inc.
155 Northboro Road
Southborough, Massachusetts 01772

	Re:	Tech/Ops Sevcon, Inc.
		Form 10-K for the year ended September 30, 2004


Dear Mr. McPartlin:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended September 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Estimates

1. In future filings please revise the discussion of the bad debts and inventories discussions, to identify the estimates used and to describe the methodology used to determine the bad debt and inventory obsolescence reserves. Explain how changes in these estimates could impact the provisions recorded in each period.

Results of Operations

2. In future filings, consider presenting a tabular comparison of your results in different periods by operating segment, with percentage changes, followed by your narrative discussion and analysis of the reasons for material changes and their implications.
Refer to SEC Release No. 34-48960.

Item 7A. Quantitative and Qualitative Disclosures about Market
Risk

3. In future filings please expand your discussion of foreign currency exchange rate market risk to include quantitative information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

4. In addition, we note your reference to Note (1) J., and refer you to General Instruction No. 6 to paragraph 305(a) and 305 (b) of Regulation S-K which clearly states that you should present all the information called for by the item outside of the financial statements. Please confirm that you will comply with that guidance in all future filings.

Consolidated Balance Sheet

5. We noted that other accrued expenses represent approximately
26%
of total current liabilities. Supplementally, and in future filings, please state separately, in the balance sheet or in a note, any item included in accrued liabilities which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article
5-02(20).




Note 1. Summary of Significant Accounting Policies

B. Revenue Recognition

6. We noted that the company provides warranties for customers.
Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45.

E. Stock-Based Compensation Plans

7. In future filings please ensure your pro forma table is presented in accordance with paragraph 2(e)(c) of SFAS 148. Your current presentation does not show the stock based employee compensation cost included in the determination of net income as reported or the stock based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards.

8. In future filings expand your disclosure of the significant assumptions used to estimate the fair value of options and disclose the information for each year in which an income statement is presented. We note that you only disclosed the assumptions used for fiscal 2003 but not for fiscal 2004 or 2002. See paragraph 47 of SFAS 123.

G.  Inventories

9. Revise the note in future filings to disclose your policy for inventory obsolescence. Describe the methodology you use to determine the amounts written down in the reported periods. Your policy should reflect compliance with SAB Topic 5-BB.

I. Translation of Foreign Currencies

10. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statements or the notes thereto. See paragraph 30 of SFAF
52.









J. Derivative Instruments and Hedging

11. Tell us supplementally and in future filings disclose the amount of the net gain or loss recognized in earnings during the reporting period. In addition, provide a description of the transactions that will result in the reclassification into earnings of gains or losses that are reported in other comprehensive income. See paragraphs 44 and 45 of SFAS 133 as amended.

Note 2. Capital Stock

12. We noted that the company repurchased 18,569 `mature` shares from employees in fiscal 2002.
a) Please tell us what you mean by `mature` shares.
b) Tell us the terms of the repurchase, including the price paid to repurchase the shares, the amount of any premium paid for the shares, the amount of stock compensation expense recorded, when the related options exercised, and how much time elapsed between the exercise of the stock options and the company`s repurchase.
c) Cite the accounting literature upon which you relied.

Note 7. Segment Information

13. In future filings report revenues for each product or each group of similar products. This would be especially beneficial to investors with regards to the Electronic Controls segment since it is 93% of your revenues. See paragraph 37 of SFAS 131.

Item 9A. Controls and Procedures

14. Amend your filing to disclose management`s conclusion regarding the effectiveness, not the design, of the registrant`s disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).


*    *    *    *


      As appropriate, please amend your 10-K for the year ending September 30, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-1984 if you have questions.



							Sincerely,



							Martin James
							Senior Assistant Chief
Accountant
Mr. Paul A. McPartlin
Tech/Ops Sevcon, Inc.
January 31, 2005
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